C$ unless otherwise stated For Immediate Release
November 5, 2009

Manulife Financial Corporation Reports Third Quarter Results

•
Charges due to lower corporate bond yields and changes in actuarial assumptions offset strong operational results and gains due to equity market increases, resulting in a modest net loss for the quarter

•	Margins improved through increased pricing, adjustments to sales compensation and more favourable reinsurance terms
•	Strong sales growth across most products other than variable annuities generated a more balanced business mix
•	Equity risk profile improved through hedging, pricing, product and asset mix changes
•	Excellent credit experience given challenging markets – asset quality remains a competitive strength
•	Two attractive acquisitions – AIC mutual funds and Pottruff & Smith travel insurance
•	Equity markets, interest rates and credit will continue to impact the Company’s balance sheet and earnings
•	Focused on building to fortress capital levels over time – expect benefits from merging U.S. operating subsidiaries at the end of 2009

TORONTO – Manulife Financial Corporation (“MFC”) today reported a net loss attributed to shareholders of $172 million for the third quarter ended September 30, 2009, compared to net income of $510 million in the third quarter of 2008.  The loss per share was $0.12 compared to fully diluted earnings per share of $0.33 in 2008.  Current quarter results reflect equity market increases offset by lower corporate bond rates and changes in actuarial assumptions.  The Manufacturers Life Insurance Company (“MLI”) reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 229 per cent as at September 30, 2009, up from 193 per cent last year.

In its second quarter earnings release, the Company included a forward-looking statement that estimated normalized earnings to be between $750 million and $850 million per quarter for the remainder of 2009 and 2010.  The third quarter’s adjusted earnings from operations1 under this definition was approximately $803 million.

Chief Executive Officer Donald A. Guloien said, “Underlying earnings and performance were solid this quarter, but our results were negatively impacted by lower corporate bond rates and strengthening of reserves for changes in actuarial assumptions. We took actions to improve margins, increased our sales of products other than variable annuities, further improved our equity risk profile and continued to build toward fortress capital levels. We announced two attractive acquisitions and see numerous opportunities for strategic growth across a variety of markets. We remain highly disciplined and will continue to build upon Manulife’s scale

1
Referred to in the second quarter report as normalized earnings.  See “Normalized Earnings and Adjusted Earnings from Operations – Reconciliation with GAAP Measure” and “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2009 Q3 Report

and key strengths including our superior asset quality, well recognized brands, leading products and distribution, excellence in investment management, and strong positioning in key growth markets.”

FINANCIAL RESULTS

Chief Financial Officer Michael W. Bell said, “Continued declines in corporate bond rates required a further strengthening of actuarial reserves this quarter.  We also increased reserves for changes in actuarial assumptions including those related to policyholder behaviour for variable annuity products.  As a result of the decline in interest rates and changes in lapse assumptions, our interest rate sensitivity has increased. Nevertheless, Manulife’s underlying business growth remains strong, and the quality of our investment portfolio remains a competitive strength. MLI’s MCCSR remains strong at 229 per cent, and we continue to take focused action to improve our risk profile and strengthen our capital flexibility as we grow our Company. We anticipate that, at year end and subject to regulatory approvals, we will complete a reorganization of our U.S. subsidiaries which will deliver capital and operating efficiencies.”

Increases in equity markets in North America, where the S&P 500 increased 15 per cent and the TSX increased 10 per cent in the quarter, generated non cash gains of $1.2 billion.  Of this, $1.0 billion related to segregated fund guarantees and the remainder was attributable to future fees assumed on variable universal life products and gains on equities supporting policy liabilities.

The Company reported a non cash charge of $1.2 billion resulting from the decrease in interest rates and corporate spreads during the quarter.  Changes in interest rates impact the actuarial valuation of in-force policies by changing the assumption for future returns on the investment of net future cash flows.  The decline in interest rates also impacted the investment returns assumed for new business written in the quarter, particularly in U.S. Insurance.

As indicated in the prior quarter, the Company completed its annual review of all actuarial assumptions in the third quarter.  This resulted in a charge to earnings of $783 million, including $469 million due to changes in assumptions of policyholder behaviour for segregated fund guarantee products (a charge that was within the Company’s previously communicated expectations of less than $500 million). The remainder of the charge included assumption changes related to morbidity and other policyholder behaviour, partially offset by assumption changes related to mortality, expenses and investment related items.

The Company’s investment portfolio continued to perform well relative to overall market conditions, with $111 million of impairments in the quarter.  The third quarter results included charges of $30 million for credit losses, $6 million for credit downgrades, $32 million in other than temporary impairments (“OTTI”) on equity positions in the Corporate and Other Segment, as well as $43 million on private equity investments.

MLI reported a MCCSR ratio of 229 per cent as at September 30, 2009, up from 193 per cent last year.  Significant progress has also been made in the reorganization of the Company’s U.S. subsidiaries, with a planned merger of the main U.S. operating companies, under MLI, on track to be completed effective as of year end. The merger will result in a more efficient capital structure and provide improved operating efficiencies.   Post reorganization, MLI expects to benefit from more stable capital ratios and a more diversified risk profile.  While MLI’s MCCSR ratio is expected to decline as a result of the re-organization, the Company’s cushion for equity market declines over minimum regulatory requirements is expected to remain approximately unchanged because of the reduced equity sensitivity.

SALES AND BUSINESS GROWTH

Chief Operating Officer John D. DesPrez III said, “This quarter we improved our margins through price increases, adjustments to compensation and more favourable reinsurance terms. We also reduced our variable annuity risk profile through pricing adjustments, changes to our product and asset mix and hedging of an additional $3.8 billion of our in-force business. Our Asian business delivered strong results with further expansion in China and notable insurance market share gains in Japan and Indonesia. Canada’s group

Manulife Financial Corporation – 2009 Q3 Report

businesses and fixed wealth products recorded particularly strong sales increases and our two acquisitions in Canada will further strengthen our market position in mutual funds and travel insurance. In the U.S., we strengthened key distribution relationships, increased sales of targeted products over the previous quarter and we demonstrated our leadership in wealth management with three new Five Star Morningstar Ratings2 for our mutual funds and continued high rankings for our John Hancock Lifestyle funds.”

Insurance new business embedded value (“NBEV”) was 17 per cent higher than prior year levels driven by growth across all geographies, while wealth NBEV was down 48 per cent, reflecting lower variable annuity sales, hedging costs and other product mix changes.

Insurance sales experienced sequential increases over the prior two quarters across most business segments.  Total insurance sales increased by two per cent, on a constant currency basis, over the prior year as strong advances in Asia and Canada were partially offset by a decline in the U.S.

Total wealth sales excluding variable annuity products also experienced sequential increases over the prior two quarters.  Sales excluding variable annuity products increased by four per cent over the prior year, on a constant currency basis, as fixed return wealth product sales in both the U.S. and Canada continued to outpace prior year levels, resulting from consumers seeking stable investment returns.

Premiums and deposits, excluding variable annuity products, were $14.3 billion for the quarter, a decrease of two per cent over the prior year on a constant currency basis. Growth of in-force insurance business and higher sales of fixed return wealth products were offset by lower new mandates in the Institutional Advisory business.

Variable annuity and segregated fund deposits of $1.9 billion declined by $2.1 billion from the prior year as a result of the Company’s on-going risk management initiatives across all geographies and, to a lesser extent, the general economic conditions.

Total funds under management as at September 30, 2009 were $437 billion, a 13 per cent increase over the prior year as a result of net positive policyholder cash flows of $20 billion and favourable currency movements.  Over the last four quarters, investment returns have contributed approximately $19 billion to the increase.

Capitalizing on strategic opportunities, Canadian Division announced two acquisitions since the end of the second quarter. Manulife Mutual Funds announced the acquisition of AIC Limited’s Canadian retail investment fund business, which added approximately $3.8 billion of assets under management, increasing the Canadian Division’s mutual fund platform by approximately 40 per cent.  This adds significant scale and bolsters the Canadian Division’s presence in the Canadian retail investment fund market.  Affinity Markets also announced the acquisition of Pottruff & Smith Travel Insurance Brokers Inc., one of the largest travel insurance brokers and third-party administrators in Canada.  This acquisition solidifies Manulife’s position as one of Canada’s largest providers of travel insurance services, with a stronger platform for long-term growth as a travel insurer.

2
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

Manulife Financial Corporation – 2009 Q3 Report

The Company continued to rebalance the risk profile of its product mix by reviewing its variable annuity product portfolio and implementing changes to its product features and pricing.   With the equity market rally in the quarter, the Company also opportunistically hedged an additional $3.8 billion of in-force variable annuity business.  Substantially all new variable annuity business in the U.S. and Canada continues to be hedged on an on-going basis.  By quarter end, $19.5 billion of Guaranteed Value was hedged, up from $14.5 billion at the end of the second quarter and $5.7 billion at December 31, 2008.  At September 30th, approximately 30 per cent of the gross Guaranteed Value was reinsured or hedged, up from 20 per cent at the prior year end.

OPERATING HIGHLIGHTS

Insurance

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Insurance sales experienced sequential increases over the prior two quarters across most business segments.  Total insurance sales increased by two per cent over the prior year, on a constant currency basis, as strong advances in Asia and Canada were partially offset by a decline in the U.S.

•
In the U.S., overall insurance sales improved by 18 per cent from the prior quarter, but were down six per cent from prior year levels, with both Life and Long-Term Care experiencing significant improvements over the prior two quarters, but falling short of prior year levels by four and 13 per cent, respectively.  Despite general economic trends, Life sales topped US$200 million in the quarter and Long-Term Care sales were robust compared to strong prior year comparables. Since the end of the first quarter, Life has introduced higher prices on its Term and Universal Life offerings while Long-Term Care has introduced new features and increased pricing on its group segment.

•
In Canada, overall insurance sales increased by six per cent over prior year levels, with Group Benefits sales up 12 per cent, partially offset by a four per cent decline in Individual Insurance sales. Subsequent to the quarter, Affinity Markets announced the acquisition of Pottruff & Smith Travel Insurance Brokers Inc., one of the largest travel insurance brokers and third-party administrators in Canada.  This acquisition solidifies Manulife’s position as one of Canada’s largest providers of travel insurance services, with a stronger platform for long-term growth as a travel insurer.

•
In Asia, record insurance sales levels were achieved in the quarter, with overall sales exceeding the prior year by 16 per cent on a constant currency basis. Japan sales were up seven per cent over the prior year while Hong Kong sales increased by 29 per cent, with strong sales momentum bolstered by new product offerings and distribution initiatives.  Japan and Indonesia reported significant market share gains in 2009 reflecting consumer flight to quality.  China sales also continued to grow, up 18 per cent in the quarter, reflecting contributions from new offices opened in the prior year and recent marketing initiatives.  During the quarter, Manulife continued to expand its operations in China receiving an additional license in the Province of Tianjin.  This brought the total number of licenses to 38, among the most of any foreign life insurance company in China.

Wealth Management

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Wealth sales, excluding variable annuity products, increased by four per cent over prior year levels on a constant currency basis, driven by fixed return product sales in the U.S. and Canada.  Fixed return product sales continued to outpace prior year levels as consumers sought more stable investment returns.

•
Variable annuity sales were less than half of prior year levels following from the Company’s on-going risk management initiatives across all geographies and, to a lesser extent, general economic conditions.

Manulife Financial Corporation – 2009 Q3 Report

•
    In the U.S., wealth sales excluding variable annuity products improved by 21 per cent over the prior quarter, and were in line with prior year levels.  All product segments other than variable annuity products experienced double digit growth over prior quarter levels, with fixed return product sales up 16 per cent, retirement plan sales up 30 per cent and mutual fund sales up 18 over the second quarter of 2009.  Compared to prior year, fixed return product sales were up 37 per cent, retirement plan sales were flat, and mutual and other fund sales were down 12 per cent.  During the quarter, John Hancock expanded its growing relationship with Edward Jones, announcing a distribution agreement whereby financial advisors will have access to the John Hancock 401(k) retirement plan platform.  This has further leveraged the strong relationship that has been built with Edward Jones by the John Hancock Long-Term Care and Variable Annuity businesses.

•
John Hancock Lifestyle Portfolios offered through mutual fund, variable annuity and 401(k) wealth management product lines have continued to produce very strong returns through September 30, 2009.  The Lifestyle Portfolios that underlie the mutual fund and 401(k) products rank in the 8th, 11th, 13th, 14th and 29th percentiles of their Morningstar peer groups year-to-date for Balanced, Aggressive, Growth, Moderate and Conservative, respectively3. John Hancock is ranked as the third largest provider of lifestyle/lifecycle asset allocation solutions in the industry as of September 30, 2009, according to data from Strategic Insight, with over $55 billion in assets under management.

•
In Canada, wealth sales excluding variable annuity products increased by five per cent over the prior year.   Strong increases in fixed products and group retirement sales more than offset declines in Manulife Bank loan volumes. Fixed products sales increased by 57 per cent while group retirement sales more than quadrupled prior year levels, driven by record sales of group annuities. Year-to-date, group retirement sales exceeded $1 billion reflecting strong results in the defined contribution market.

•
During the quarter, Manulife Mutual Funds announced the acquisition of AIC Limited’s Canadian retail investment fund business. This acquisition added $3.8 billion of assets under management, an increase of approximately 40 per cent to the Canadian Division’s mutual fund platform, increasing scale and bolstering the division’s presence in the Canadian retail investment fund market.

•
In Asia, wealth sales excluding variable annuity products increased by 59 per cent over the prior year, driven by strong growth in Indonesia.  Indonesia fund sales more than tripled, benefiting from the equity market recovery.

Corporate

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During the quarter, the Company raised $1 billion through the issuance of Innovative Tier 1 Notes. The notes pay 7.405 per cent per annum until December 30, 2019, with 5 year resets thereafter equal to 5-year Government of Canada bonds plus 5 per cent. The notes may be redeemed in whole or in part on or after December 31, 2014, with regulatory (OSFI) approval.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after December 21, 2009 to shareholders of record at the close of business on November 17, 2009.

•	The Company is proud to have recently appointed two highly qualified and distinguished Directors to its Board:

•	Linda Bammann was appointed to the Board of Directors of Manulife Financial Corporation and The Manufacturers Life Insurance Company effective August 5, 2009. Ms. Bammann joins Manulife’s Board

3
 The Morningstar percentile ranking compares a Fund's Morningstar risk and return scores with all the Funds in the same Category, where 1= Best and 100= Worst.  The rankings above are based on the period from 1/1/09 to 9/30/09 for John Hancock Lifestyle Portfolios, Class A.  Lifestyle Aggressive was ranked 208 out of 2,028 funds in the Large Cap Blend category, Lifestyle Growth was ranked 251 out of 2,028 funds in the Large Cap Blend category, Lifestyle Balanced was ranked 97 out of 1,218 funds in the Moderate Allocation category, Lifestyle Moderate was ranked 91 out of 647 funds in the Conservative Allocation category, and Lifestyle Conservative was ranked 189 out of 647 funds in the Conservative Allocation category.

Manulife Financial Corporation – 2009 Q3 Report

possessing strong risk management expertise and first hand management experience from her senior executive risk management positions with several large U.S. banks, including JPMorgan Chase and Bank One.

•
John Palmer was appointed to the Board of Directors of Manulife Financial Corporation and The Manufacturers Life Insurance Company effective November 4, 2009.  Mr. Palmer brings extensive financial institution experience to Manulife’s Board, including seven years as Superintendent of Financial Institutions of Canada. Mr. Palmer was the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.  He is a chartered accountant and previously was Canadian Managing Partner and Deputy Chairman of KPMG LLP (Canada).

Awards & Recognition

Manulife Financial received recognition from several organizations in the quarter, including the following:

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In Canada, Individual Wealth Management operations received Level Four certification and the prestigious gold award for outstanding achievement in quality from the National Quality Institute ("NQI"). This is the highest level of achievement under NQI's Progressive Excellence program which measures excellence in multiple categories, including Customer, People, Process management, Partnerships, Responsibility to society, and Owner/shareholder.

•
In the U.S., John Hancock Long-Term Care was voted #1 in all 11 categories of Agent’s Sales Journal magazine’s 2009 LTCI Carrier Report Card.  Categories included products and features, marketing and sales materials, product and sales training, and meeting the overall needs of the market segment.

•
In Indonesia, Manulife was awarded "Best Life Insurance Company 2009" by Bisnis Indonesia Daily, the first national business newspaper of Indonesia.  The awards theme for judging the 129 entrants this year was "Survival and Profitability."  Despite the global financial crisis, Manulife Indonesia experienced strong growth and was acknowledged with this prestigious award as the best company in the life insurance category.  This is the first time Manulife has been awarded this honour.

•
MFC Global Investment Management (“GIM”) earned new Five Star Morningstar Ratings for three of its managed John Hancock funds including the Large Cap Equity, Global Opportunities and Strategic Income funds in Morningstar’s September 2009 U.S. mutual fund rankings.  Morningstar’s Five Star Rating is the highest rating achievable, and awarded to the top 10 per cent of funds in a given category, based on past returns and volatility.

Notes:

Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET on November 5, 2009.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on November 5, 2009 until November 19, 2009 by calling (416) 695-5800 or (800) 408-3053 (passcode 3274828#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on November 5, 2009.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Third Quarter 2009 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

Manulife Financial Corporation – 2009 Q3 Report

Media inquiries: David Paterson (416) 852-8899 david_paterson@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

Manulife Financial Corporation – 2009 Q3 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

FINANCIAL HIGHLIGHTS

(unaudited)

	Quarterly Results
	3Q09	2Q09	3Q08
Net Income (Loss) Attributed to Shareholders (C$ millions)	(172)	1,774	510
Net Income (Loss) Available to Common Shareholders (C$ millions)	(193)	1,758	503
Diluted Earnings (Loss) per Common Share (C$)	(0.12)	1.09	0.33
Return on Common Shareholders’ Equity (1) (%, annualized)	(3.0)	26.9	8.2
Premiums & Deposits (1) (C$ millions)	16,238	19,196	18,090
Funds under Management (1) (C$ billions)	436.5	420.9	385.3
Capital (1) (C$ billions)	30.7	31.1	28.3

(1) This item is a non-GAAP financial measure. For a discussion of our use of non-GAAP financial measures, see “Performance and Non-GAAP Measures” below.

Net Income (Loss)

The Company’s net loss attributed to shareholders for the third quarter was $172 million, compared to net income attributed to shareholders of $510 million reported a year ago. Earnings in both periods were affected by the capital markets and this quarter’s results also included a charge of $783 million related to changes in actuarial methods and assumptions.   These items are expanded on below.

During the quarter, North American equity markets increased (the S&P 500 increased 15 per cent and the TSX was up 10 per cent), and the Japanese TOPIX index was down two per cent.  The overall positive market performance generated non cash gains of $1.2 billion, consisting of $1.0 billion related to segregated fund guarantees and the remainder split between capitalized variable universal life product fee income and gains on equities supporting policy liabilities.  These equity related gains were offset by the impact of a decline in interest rates in the quarter.

During the quarter, interest rates on corporate bonds declined by approximately 15 to 35 basis points in Canada and by approximately 55 to 85 basis points in the U.S.  As a result of the interest rate declines in the quarter, particularly for corporate bonds, we reported a non cash charge of $1.2 billion.  Changes in interest rates impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows.  The decline in interest rates similarly impacted the investment returns assumed for new business written in the quarter, particularly in U.S. Insurance.

Impairments recorded in the quarter reduced earnings by $111 million and consisted of $30 million related to credit losses, $6 million related to downgrades, $32 million of other than temporary impairments (“OTTI”) on equity positions in the Corporate and Other Segment and $43 million of OTTI on private equity investments.

Market conditions also reduced the value of real estate appraisals and reduced private equity returns.  These charges were mostly offset by the favourable impact of tax items and gains related to the recapture of reinsurance treaties.

Manulife Financial Corporation – 2009 Q3 Report

The post tax charge of $783 million from the review of actuarial methods and assumptions included increases in policy liabilities related to changes in future morbidity assumptions and policyholder behaviour assumptions, partially offset by decreases in policy liabilities for changes in mortality, expenses and investment related assumptions.  These items are expanded upon in the section below titled “Impact of Q3 Changes in Assumptions and Methodology”. The charge included $469 million due to changes in assumptions on policyholder behaviour for segregated fund guarantee products, which was within the Company’s previously communicated expectations of less than $500 million, after tax, provided with the second quarter results.

In addition to the tax items referred to above, a portion of the equity related gains as well as some interest related gains were subject to lower tax rates than were the other interest and investment related losses. The effective tax rate, in the quarter, adjusted for these tax items was similar to that in the prior year.

In the third quarter of 2008, market turmoil including unprecedented equity market volatility and financial sector credit related defaults reduced earnings by approximately $827 million; comprised of equity market related charges of $556 million, credit losses of $254 million and an OTTI charge of $17 million.  Partially offsetting these investment losses were investment related gains of $318 million from supporting our long-term insurance obligations with more non fixed income assets, adding longer duration fixed income assets and the favourable impact of widening spreads and steepening interest rates.  Also in the third quarter of 2008, net changes in actuarial methods and assumptions decreased earnings by $7 million pre tax or $27 million post tax.  The changes included a $641 million, post tax, increase in segregated fund guarantee reserves to the high end of the range permitted by professional actuarial standards and a $578 million, post tax, reduction in the provision for adverse deviation for interest rate risk as well as other smaller basis changes in the quarter which netted to a $36 million post tax reduction in policy liabilities.

Year-to-date net income attributed to shareholders was $534 million compared to $2,387 million in 2008.

Normalized Earnings and Adjusted Earnings from Operations
In our second quarter report in the section entitled “Normalized Earnings”, we provided forward-looking information for “normalized earnings”, which is a non-GAAP measure.  In this report we have compared our estimate at June 30, 2009 of normalized earnings with the adjusted earnings from operations for the third quarter which exclude the items that we excluded in arriving at our estimate of normalized earnings at June 30, 2009.  For clarity, in this and future reports, we will refer to estimated adjusted earnings from operations, which is a non-GAAP measure.  However, we have calculated adjusted earnings from operations and estimated future adjusted earnings from operations in this report on the same basis as we estimated normalized earnings in our second quarter report.

Comparison with Third Quarter Actual Adjusted Earnings from Operations
Our estimate of adjusted earnings from operations for the financial quarter ended September 30, 2009 excluded equity  related gains and losses (to the extent actual gains and losses are different from those assumed in our estimates as described in footnote 1 to the “Reconciliation with GAAP Measure” table below and other than realized gains on our available-for-sale (“AFS”) equity portfolio); interest and other investment  related gains and losses; credit, OTTI and downgrades; policyholder experience  gains and losses;  tax related  provisions on leveraged lease investments; other tax items such as the outcomes  of tax appeals; and changes in actuarial methods and assumptions; the net effect  of which we are unable to reliably estimate.  Adjusted earnings from operations for the third quarter was $803 million, which is within our estimate of between $750 million and $850 million for the quarter.

Manulife Financial Corporation – 2009 Q3 Report

Reconciliation with GAAP Measure
The following table reconciles adjusted earnings from operations to our reported net loss for the third quarter:

C$ millions
Adjusted earnings from operations	803
Adjusting items:
Equity market gains (1)	1,201
Interest rate charges (2)	(1,222)
Credit and other impairments	(111)
Changes in actuarial methods and assumptions	(783)
Currency rates (3)	(27)
Other items (4)	(33)
Net Loss reported	(172)

(1)   Adjusted earnings from operations excludes equity market changes that differ from our best estimate assumptions of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong and excluding realized gains on our AFS portfolio.  For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.

(2)    Changes in interest rates impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows.  This impact is excluded when calculating adjusted earnings from operations.

(3)   Adjusted earnings from operations excludes the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0722 as at September 30, 2009.   The average daily exchange rate for the quarter was $1.098.  This decline has reduced net income by $27 million during the quarter but did not reduce adjusted earnings from operations.

(4)   Adjusted earnings from operations excludes certain other items:  the impact of the reduced value of real estate appraisals and reduced private equity returns partially offset by the favourable impact of closing uncertain tax positions, changes in tax methodology related to certain permanent differences, gains related to the recapture of reinsurance treaties and a small amount of policyholder experience gains.

Included in the adjusted earnings from operations for the third quarter of $803 million are $52 million of realized gains on our AFS equity portfolio which were largely offset by the negative impact of lower interest rates on new business written in the quarter.

Estimated Adjusted Earnings from Operations for remainder of 2009 and 2010
Given the current economic conditions including the volatility of equity markets, interest rates, the impact of current economic conditions on credit and other factors, we are providing forward-looking information for financial periods for the fourth quarter of 2009 and for all quarters in 2010 for what we refer to as adjusted earnings from operations.  The information in this section is forward-looking information and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements”. This discussion should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions and because adjusted earnings from operations excludes items that are included in GAAP net income or loss.  Estimated adjusted earnings from operations are based on assumptions that include our book of business, equity market growth as described in footnote 1 to the “Reconciliation with GAAP Measure” table above, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions.  As a result, it would exclude items such as:  investment related gains and losses (equity, interest rate, credit and other non fixed income)  where the returns differ from our best estimate policy liability assumptions (the assumptions for equity and interest rates are described in footnotes (1) and (2) to the “Reconciliation with GAAP Measure” table above); credit and OTTI losses on assets in the Corporate and Other segment; policyholder experience gains and losses; tax related provisions on leveraged lease investments; resolution of uncertain tax positions as a result of settlements or closing of tax years; changes to tax rates; changes in accounting policies; and changes in actuarial methods and assumptions.  It would,

Manulife Financial Corporation – 2009 Q3 Report

however, include gains, but not losses or other impairments, realized on AFS assets.  We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.  We are unable to reliably estimate the net effect of these items and adjusting for these items does not imply they are non-recurring.

We estimate adjusted earnings from operations to be between $750 million and $850 million per quarter for the remainder of 2009 and 2010.  Estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately 12 per cent. Actual reported quarterly results will differ from estimated adjusted earnings from operations as a result of any changes in the factors outlined above.  See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports for other factors that could impact adjusted earnings from operations and actual reported results.

Loss per Share and Return on Common Shareholders’ Equity

Third quarter loss per common share was $0.12, compared to earnings per share of $0.33 in 2008 on a fully diluted basis. Return on common shareholders’ equity was minus 3.0 per cent for the three months ended September 30, 2009 (plus 8.2 per cent for the three months ended September 30, 2008). Return on common shareholders’ equity, a non-GAAP financial measure, is calculated excluding Accumulated Other Comprehensive Income (Loss) on AFS securities and cash flow hedges. See “Performance and Non-GAAP Measures” below.

Premiums and Deposits 4

Premiums and deposits excluding variable annuities amounted to $14.3 billion in the third quarter of 2009, compared to $14.1 billion for the same period last year.

Premiums and premium equivalents4 related to the insurance businesses were $5.1 billion, an increase over the prior year of seven per cent on a constant currency basis.  The Company’s Consolidated Statements of Operations show a decline in premiums as a result of an external reinsurance agreement related to Canada Group Benefits.  As the agreement provides that the Company retains certain upside benefits and certain risks, we continue to include the associated direct premiums as part of the premiums and deposits metric.  Driven by growth in the in-force business, insurance premiums and premium equivalents increased 10 per cent in the U.S., five per cent in Canada and 14 per cent in Asia and Japan.

Annuity and pension premiums excluding variable annuities were $1.8 billion compared to $1.2 billion in the prior year, fueled by the increased demand for fixed return wealth products and group annuity sales in Canada.

Deposits excluding variable annuities were $7.5 billion in the quarter, a decline of $0.8 billion from the prior year.  The decline results from a decrease in Institutional Advisory Account deposits, where the deposit recognition is based on winning new mandates.

Variable annuity and segregated fund deposits of $1.9 billion declined by $2.1 billion, or more than half of the prior year’s deposits, as a result of the Company’s on-going risk management initiatives across all geographies and, to a lesser extent, general economic conditions.

Funds under Management4

Total funds under management as at September 30, 2009 were $436.5 billion, up from $385.3 billion at September 30 last year. The increase was a result of positive policyholder cash flows of $20 billion, an increase in capital of $2.4 billion as described in the section below, and the cumulative positive impact over the last four quarters of investment returns. The growth in funds under management also includes the

4	Premiums and deposits, premiums and premium equivalents, funds under management and capital are all non-GAAP measures. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2009 Q3 Report

acquisition of AIC Limited’s retail investment fund business which closed in September 2009 and added $3.8 billion to mutual fund assets under management.

Capital4

Total capital was $30.7 billion as at September 30, 2009, $2.4 billion higher than $28.3 billion as at September 30, 2008.  Capital increased by $2,275 million from the issuance of common shares in the fourth quarter of 2008, $800 million from the issuance of preference shares in the first half of 2009, $1,000 million from the issuance of Innovative Tier 1 notes in the third quarter of 2009, $565 million of net unrealized gains on AFS assets and $353 million from a weakening Canadian dollar.  These increases were partially offset by the cumulative effect over the last twelve months of $1,294 million of net losses and $1,370 million of shareholder dividends paid in cash.

Regulatory capital adequacy is primarily managed at the operating insurance company level (MLI and John Hancock Life Insurance Company (“JHLICO”)).  MLI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 229 per cent as at September 30, 2009 has increased by 36 points from 193 per cent as at September 30, 2008.   The increase in the ratio resulting from capital injections from Manulife Financial Corporation (“MFC”)’s capital raising activities more than offset the aggregate impact of net losses and dividends paid.

Manulife Financial Corporation – 2009 Q3 Report

PERFORMANCE BY DIVISION

U.S. Insurance
	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income (Loss) Attributed to Shareholders (millions)	(601)	(631)	311
Premiums & Deposits (millions)	2,020	1,962	1,842
Funds under Management (billions)	66.3	67.7	59.9

	Quarterly Results
U.S. dollars	3Q09	2Q09	3Q08
Net Income (Loss) Attributed to Shareholders (millions)	(547)	(541)	298
Premiums & Deposits (millions)	1,838	1,682	1,769
Funds under Management (billions)	61.8	58.2	56.5

U.S. Insurance recorded a net loss attributed to shareholders of US$547 million for the third quarter of 2009, compared with net income of US$298 million reported a year earlier.  The results in the third quarter of 2009 were driven by investment related losses on in-force business.  Other earnings components were also affected by the financial markets – the decline in interest rates also adversely impacted investment returns assumed for new business written in the quarter and was partially offset by the favourable impact on actuarial liabilities of the increase in equity markets on variable universal life products.  Adverse long-term care claims experience also contributed to the loss in the third quarter of 2009.  The results in the third quarter of 2008 included favourable investment related results.  On a Canadian dollar basis, the net loss attributed to shareholders for the third quarter was $601 million, compared to net earnings of $311 million reported a year earlier. The year-to-date net loss attributed to shareholders was US$1,162 million compared to net earnings of US$727 million in 2008.

Premiums and deposits for the quarter were US$1.8 billion, up four per cent from the third quarter of 2008 primarily due to higher universal life premiums, dampened by lower variable life deposits.

Funds under management were US$61.8 billion, up nine per cent from September 30, 2008 due to business growth and an increase in the market value of funds under management.

U.S. Wealth Management
	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income (Loss) Attributed to Shareholders (millions)	593	1,551	(27)
Premiums & Deposits (millions)	7,169	7,956	8,367
Funds under Management (billions)	176.5	170.6	164.1

	Quarterly Results
U.S. dollars	3Q09	2Q09	3Q08
Net Income (Loss) Attributed to Shareholders (millions)	541	1,329	(25)
Premiums & Deposits (millions)	6,531	6,817	8,037
Funds under Management (billions)	164.6	146.7	154.8

U.S. Wealth Management’s net income attributed to shareholders for the third quarter of 2009 was US$541 million, compared with a net loss of US$25 million reported a year earlier. Earnings in the third quarter of 2009 benefited from the impact of the favourable equity market performance on segregated fund guarantee reserves, partially offset by unfavourable movement in interest rates and other investment related results.  A loss was reported in the third quarter of 2008 as a result of the decline in equity markets and unfavourable investment related results, partially offset by the successful outcome of certain tax appeals.  On a Canadian dollar basis, net income attributed to shareholders for the third quarter was $593 million compared with a net

Manulife Financial Corporation – 2009 Q3 Report

loss of $27 million in 2008.  Year-to-date net income attributed to shareholders was US$1,365 million compared with US$391 million in 2008.

Premiums and deposits, excluding variable annuities, for the quarter were US$5.7 billion, down three per cent from US$5.9 billion for the third quarter of 2008 as a result of the impact of equity market volatility and the economic downturn on premiums and deposits in John Hancock Wealth Asset Management, partially offset by an increase in John Hancock Fixed Products sales.   Premiums and deposits of variable annuities were US$0.8 billion compared to US$2.1 billion in the third quarter of 2008 as a result of ongoing risk management initiatives and, to a lesser extent, general economic conditions.

Funds under management were US$164.6 billion, up US$9.8 billion or six per cent from September 30, 2008.  The increase was net of US$3.5 billion of scheduled maturities in Fixed Products over the last twelve months and driven by a combination of strong net policyholder cash flows, the cumulative four quarter impact of investment returns, and the additional assets to support the JH Variable Annuities segregated fund guarantee policy liabilities.

Canadian Division
	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income Attributed to Shareholders (millions)	113	336	113
Premiums & Deposits (millions)	4,075	4,316	3,794
Funds under Management (billions)	101.1	91.2	84.2

Canadian Division’s net income attributed to shareholders for the third quarter of 2009 was $113 million, consistent with that reported a year ago. Earnings reflected good operational results, including favourable claims experience, focused expense management and business growth partially offset by adverse lapse experience on individual insurance.  The increase due to the impact of improved market performance on segregated fund guarantee reserves was offset by net investment related losses in the quarter and lower allocated interest on surplus.  Also included in the current quarter’s income were gains related to the recapture of reinsurance agreements in accordance with treaty provisions. The division had a net tax recovery in the quarter, as a portion of the investment related gains was subject to lower tax rates than were the investment related losses.  Year-to-date net income attributed to shareholders was $361 million compared to $669 million in 2008.

Premiums and deposits, excluding variable annuities, for the quarter were $3.3 billion, up 18 per cent from $2.8 billion in the third quarter of 2008.  The growth was driven by an 18 per cent rise in premiums and premium equivalents to $2.7 billion, reflecting record sales of fixed annuities in Group Savings & Retirement Solutions (“GSRS”) and higher volumes of retail fixed rate products as consumers’ investment conservatism continued.  Strong growth in retirement plan deposits from new sales and recurring deposit activity from a growing block of in-force participants also contributed to the increase.  Premiums and deposits of variable annuity products were $0.8 billion compared to $1.0 billion a year ago.

Funds under management grew by 20 per cent, or $16.9 billion, to $101.1 billion as at September 30, 2009. Positive net sales of retail segregated funds and fixed rate products, combined with modestly favourable market growth, and strong sales momentum in GSRS were key contributors to the year-over-year increase. Continued growth in Manulife One drove a 38 per cent rise in Manulife Bank invested assets.  In addition, the acquisition of the retail investment fund business of AIC Limited, which closed on September 25, added $3.8 billion to mutual fund assets under management.

Manulife Financial Corporation – 2009 Q3 Report

Asia and Japan Division
	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income Attributed to Shareholders (millions)	417	885	216
Premiums & Deposits (millions)	1,949	2,477	2,169
Funds under Management (billions)	58.4	56.5	42.6

	Quarterly Results
U.S. dollars	3Q09	2Q09	3Q08
Net Income Attributed to Shareholders (millions)	380	758	208
Premiums & Deposits (millions)	1,775	2,122	2,084
Funds under Management (billions)	54.5	48.6	40.2

Asia and Japan Division’s net income attributed to shareholders for the third quarter of 2009 was US$380 million, up US$172 million from US$208 million a year earlier. Gains recorded on the variable annuity business in Japan as a result of improved equity market performance were partially offset by unfavourable investment related losses. On a Canadian dollar basis, net income attributed to shareholders was $417 million, up $201 million from a year ago. Year-to-date net income attributed to shareholders was US$1,256 million compared to US$606 million in 2008.

Premiums and deposits excluding variable annuity products for the quarter were US$1.5 billion, up 20 per cent from US$1.3 billion for the third quarter of 2008. Driving the result was the 13 per cent insurance premium growth from in-force business in Japan and Hong Kong coupled with higher mutual fund sales in Indonesia as a result of the market recovery.   Premiums and deposits of variable annuity products were US$0.3 billion compared to US$0.8 billion a year ago.

Funds under management were US$54.5 billion, up 35 per cent from September 30, 2008.  Growth was driven by net policyholder cash inflows of US$3.9 billion together with the positive impact of improving equity market performance, mainly in Hong Kong and Other Asia territories, in the past twelve months.

Reinsurance Division
	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income Attributed to Shareholders (millions)	65	45	49
Premiums (millions)	267	292	272

	Quarterly Results
U.S. dollars	3Q09	2Q09	3Q08
Net Income Attributed to Shareholders (millions)	59	38	47
Premiums (millions)	243	250	261

Reinsurance Division’s net income attributed to shareholders for the third quarter of 2009 was US$59 million, compared to US$47 million reported a year earlier.  During the third quarter of 2009, favourable claims experience in Life Reinsurance and the favourable impact of the increase in the U.S. equity markets on segregated fund guarantee reserves were largely offset by investment related losses.  In the third quarter of 2008, the losses related to segregated fund guarantees were offset by investment related gains.  On a Canadian dollar basis, net income attributed to shareholders for the third quarter was $65 million, up $16 million from $49 million reported a year earlier.  Year-to-date net income attributed to shareholders was US$145 million, compared to US$165 million in 2008.

Manulife Financial Corporation – 2009 Q3 Report

Premiums for the quarter were US$243 million, down US$18 million or seven per cent from US$261 million for the third quarter of 2008.  The decline was due to lower Life Reinsurance premiums as a result of higher experience refunds and reduced International Group Program premiums due to the impact of the weakened Euro against the U.S. dollar.  Partly offsetting these declines were higher Property and Casualty premiums largely due to increased volumes.  On a Canadian dollar basis, premiums for the quarter were $267 million, down two per cent from $272 million reported in the third quarter of 2008.

Corporate and Other
	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Loss Attributed to Shareholders (millions)	(759)	(412)	(152)
Funds under Management (billions)	31.5	32.2	31.8

Corporate and Other is comprised of the earnings on excess residual capital (assets backing capital, net of amounts allocated to operating divisions), changes in actuarial methods and assumptions, Investment Division’s external asset management business and the John Hancock Accident and Health operation, which consists primarily of contracts in dispute, and other non-operating items.

Corporate and Other recorded a net loss attributed to shareholders of $759 million in the third quarter of 2009, compared to a net loss of $152 million a year earlier.  The current quarter included a charge for changes in actuarial methods and assumptions of $783 million compared to a charge of $27 million a year earlier. Excluding the changes in actuarial methods and assumptions, earnings were $24 million in the third quarter of 2009 and a loss of $125 million the prior year.  The increase of $149 million is primarily due to current period tax related benefits of $71 million and $52 million of realized gains on our available-for-sale equity portfolio.  The year-to-date net loss attributed to shareholders was $1,635 million compared to a net loss of $203 million in 2008.

Funds under management were $31.5 billion, down one per cent from September 30, 2008. This decrease is primarily due to higher assets allocated to the operating divisions, partially offset by funds received from debt and share capital issuances in the past twelve months.

Manulife Financial Corporation – 2009 Q3 Report

RISK MANAGEMENT
The significant disruption of financial markets and severe deterioration of the economy during 2008 and early 2009 presented extraordinary challenges for the risk management function at the Company.  The Company’s balance sheet and earnings are sensitive to equity market performance, as well as changes in interest rates and credit deterioration.  As a result of the deterioration of the economy, these three factors have an increased impact, heightening the importance of managing risk and capital.

Under our equity and interest rate risk policies, we previously delegated authority to management to operate within enterprise-wide economic capital and earnings-at-risk limits related to equity and interest rate risks and required management to report to and seek authority from the Audit and Risk Management Committee of the Board of Directors when the exposure exceeded those limits. During the fiscal quarter ended September 30, 2009, we established new policies requiring management to develop plans to reduce publicly-traded equity risk and interest rate risk exposures to within specified economic capital, MCCSR and earnings-at-risk targets, but only when it is economical to do so.  These plans would involve limiting risk exposure arising from new sales and hedging a portion of the risks arising from our existing business. In particular, the plan would include re-balancing our variable annuity sales relative to other lines of business, hedging the equity and interest rate risks arising from the vast majority of new variable annuity sales according to the hedging approach described in “Variable Annuity and Segregated Fund Investment Related Guarantees” below, as well as continued re-design and re-pricing of new products to reduce risk, improve margins and increase their expected hedge effectiveness. The plan would also include hedging a material portion of our unhedged variable annuity guarantees only when it is economic to do so and hedging a portion of the interest rate risk arising from the uncertainty of returns achievable on future long-term insurance and long-term care recurring premiums only when it is economic to do so.

There can be no assurance that the Company's exposure to publicly-traded equity performance and movements in interest rates will be reduced to within established targets. Depending on market conditions, including a sustained increase in equity market volatility or decline in interest rates, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that the Company’s capital market hedging strategy will fully reduce the risks related to the guaranteed products being hedged.  Please see “Variable Annuity and Segregated Fund Investment Related Guarantees” below.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis in our most recent annual and interim reports and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Market Price and Interest Rate Risk

Due to the nature of the insurance business, invested assets and insurance liabilities as well as revenues and expenses are impacted by movements in capital markets and interest rates.  Accordingly, the Company considers these risks together to ensure that the risks in its asset and liability positions are properly managed.  These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market price, risk-free interest rates and credit spreads.

Interest rate risk arises within the Company’s general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities.  Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known.   In the interim, changes in interest rates impact the value of the Company’s assets and liabilities.   Market price risk arises within our general fund as a result of investing in public equities, private equities, real estate, timber and agriculture, oil and gas and other assets.

Manulife Financial Corporation – 2009 Q3 Report

Market price risk arises from the Company’s off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products, as well as the uncertainty of future levels of asset-based fees. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products. The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of capital market hedging strategies for new business, and, for a portion of our in-force business, reinsurance and capital market hedging strategies.

The impact on shareholders’ economic value and on net income attributed to shareholders for interest rate and market prices are based on a starting point and business and asset mix in place at that date, and assume that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the interaction between these factors, changes in actuarial assumptions, changes in business mix, effective tax rates, and other market variables.

Impact on Shareholders’ Economic Value Arising from General Fund Interest Rate Risk
In order to manage the exposure to market price and interest rate risk, the Company monitors invested assets and the liabilities which they support under three broad categories: liabilities supported with matching mandates, liabilities supported with target return mandates, and exposures arising from variable products and other managed assets.  Liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations falling within the terms for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles.  Liabilities supported with target return mandates include guaranteed benefit obligations falling beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. Assets supporting the shareholders’ equity account are generally managed under a target return mandate.

The impact on shareholders’ economic value arising from general fund interest rate risk is calculated as the change in the net present value of future cash flows related to existing assets, policy premiums, benefits and expenses, all discounted at market yields and adjusted for tax.  The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets.

1% change in interest rates	As at September 30, 2009		As at December 31, 2008
(Canadian $ in millions)	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$200	$(290)	$30	$(90)
Wealth Management	-	10	(10)	10
Total matching mandates	$200	$(280)	$20	$(80)
Target return mandates
Insurance	$1,060	$(1,700)	$730	$(1,130)
Wealth Management	110	(240)	10	(110)
Shareholders' equity account	(290)	390	(370)	470
Total target return mandates	$880	$(1,550)	$370	$(770)
Guarantees
Variable annuity and segregated
fund guarantees	$120	$(170)	$210	$(250)
Total	$1,200	$(2,000)	$600	$(1,100)

Manulife Financial Corporation – 2009 Q3 Report

Variable Annuity and Segregated Fund Investment Related Guarantees
The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at		September 30, 2009				December 31,2008
(Canadian $ in millions)	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Gross living benefits(1)	$92,789	$83,014	$14,112	$95,297	$71,391	$25,086
Gross death benefits(2)	19,317	13,526	5,100	22,937	14,099	8,975
Total gross of reinsurance & hedging	$112,106	$96,540	$19,212	$118,234	$85,490	$34,061
Living benefits reinsured	$8,326	$5,878	$2,454	$10,049	$5,934	$4,115
Death benefits reinsured	6,321	4,767	1,796	7,960	5,134	3,137
Total reinsured	$14,647	$10,645	$4,250	$18,009	$11,068	$7,252
Total, net of reinsurance	$97,459	$85,895	$14,962	$100,225	$74,422	$26,809
Living benefits hedged (3)	$19,492	$19,474	$1,626	$5,731	$4,237	$1,494
Living benefits retained	$64,971	$57,662	$10,032	$79,517	$61,220	$19,477
Death benefits retained	12,996	8,759	3,304	14,977	8,965	5,838
Total, net of reinsurance and hedging	$77,967	$66,421	$13,336	$94,494	$70,185	$25,315

(1)	Living benefits include maturity/income/withdrawal/long-term care (“LTC”) benefits.

(2)	Death benefits include stand-alone guarantees and guarantees in excess of maturity/income/withdrawal/LTC guarantees where both death and living benefits are provided on a policy.

(3)
Gains on hedge instruments may not fully offset cost of guarantees on business hedged, as a result of (i) a small portion of fund value not being hedged and (ii) differences in performance of hedge instruments and underlying funds being hedged.

(4)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. This amount is not currently payable.

The Company expanded its capital market hedging strategies program during 2009.  The total amount of guarantee value hedged has increased to $19,492 million at September 30, 2009 from $5,731 million as at December 31, 2008.  The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps to hedge sensitivity of Canadian GAAP liabilities to fund performance and interest rate risk arising from the variable annuities, and dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the gains or losses related to the guarantee liabilities hedged because the performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments, hedges are not executed on a small portion of the underlying funds for which no effective exchange traded hedge instrument is available, not all risks are hedged and Canadian GAAP liabilities embed some provisions for adverse deviation which are not hedged. The risks related to the hedging program are expanded on below.

Since Canadian GAAP guarantee liabilities are determined using long-term forward looking estimates of volatility and not current implied market volatility, Canadian GAAP guarantee liabilities, and consequently MCCSR Available Capital, have no sensitivity to changes in implied market volatility. Long-term forward-looking volatilities assumed for Canadian GAAP are approved by the Office of the Superintendant of Financial Institutions (“OSFI”) and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized volatility exceeds the assumed long-term volatilities in any one period, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs in that period.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The Company’s hedging program, utilizing capital markets hedge instruments, assumes long-term assumptions for longevity and policyholder behaviour. The risk related to longevity and policyholder behaviour cannot be hedged using capital markets instruments and therefore is not hedged. The Company's capital market hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program

Manulife Financial Corporation – 2009 Q3 Report

may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and rates move. The hedging program is also highly dependant on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times.

Impact on Shareholders’ Economic Value from Variable Products and Other Managed Assets

Shareholders’ economic value arising from variable products, mutual funds and institutional asset management operations is calculated as the present value of expected after-tax cash flows related to managing these assets and/or providing guarantees, discounted at market yields. The present value of expected after-tax cash flows related to guarantees is the average, across all investment return scenarios, of the present value of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees. The table below shows the potential impact on shareholders’ economic value of an immediate ten per cent decline in the market value of equity funds.

10% decrease in market value of equity funds	As at September 30, 2009	As at December 31, 2008
Market-based fees	$(450)	$(380)
Variable product guarantees	(410)	(710)
Total	$(860)	$(1,090)

Net Income Sensitivity to Interest Rate and Market Price Risk
The potential impact on net income attributed to shareholders as a result of a change in policy liabilities for a one per cent increase in government, swap and corporate rates at all maturities across all markets was estimated to be a gain of approximately $1,600 million as at September 30, 2009 (December 31, 2008 – approximately $1,100 million) and for a one per cent decrease in government, swap and corporate rates at all maturities across all markets was estimated to be a charge of approximately $2,000 million as at September 30, 2009 (December 31, 2008 –approximately $1,300 million).

The net income sensitivity is based on a change to the current market interest rates, but assumes that long-term fixed income interest rates for new investments made or assets sold 20 or more years into the future assumed in the calculation of policy liabilities are unchanged.  For the first 20 years re-investment rates grade between current market rates and the rates assumed after 20 years.  It also assumes no gain or loss is realized on the fixed income investments that are designated as AFS in the Corporate and Other segment.

The potential annual impact on net income attributed to shareholders arising from variable products and general fund assets supporting policy liabilities, including the impact on segregated fund fee income, of an immediate ten per cent decline in equity market values followed by a return to normal market growth was a decrease of approximately $1,300 million at September 30, 2009 (December 31, 2008 – approximately $1,600 million).   The sensitivity assumes no gain or loss is realized on the equity investments that are designated as AFS in the Corporate and Other segment, nor does it include any changes in market-based fees on non-insurance businesses, such as mutual funds and institutional asset management.  Changes in equity markets also impact our available and required components of the MCCSR calculation.  The potential impact to MLI’s MCCSR ratio of an immediate ten per cent decline in equity market values is estimated to be a decrease of 15 points.

Variable annuity and segregated fund investment-related guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $2,786 million at September 30, 2009 (December 31, 2008 – $5,783 million).

Manulife Financial Corporation – 2009 Q3 Report

Letters of Credit

In the normal course of business, third party relationship banks issue letters of credit on our behalf. Our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC.  Letters of credit must be renewed periodically with renewal periods ranging from one year to 20 years. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals. The Company did not experience any material change in capacity during the financial crisis of the past two years. There were no assets pledged against these outstanding letters of credit as at September 30, 2009.

Ratings

The Company has received security ratings from approved rating organizations on its outstanding medium-term notes, outstanding Tier 1 hybrid capital and its outstanding series of preferred shares. In addition, the Company and its primary insurance operating subsidiaries have received financial strength/claims paying ratings. The issuance of additional debt, hybrid or preferred share financing could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

Capital

MFC is a holding company with no significant operations and its principal asset is the shares of its regulated insurance subsidiaries. These subsidiaries are subject to a wide variety of insurance and other laws and regulations intended to protect policyholders and beneficiaries rather than investors, including regulatory restrictions which may limit their ability to pay dividends or make distributions to MFC. As a result of the global financial crisis, there is increasing co-operation between international financial authorities and regulators in many countries are reviewing their requirements and considering potential changes. While the impact of these changes is uncertain, the Company anticipates that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and have a material adverse effect on MFC's liquidity, including its ability to pay dividends to shareholders and service its debt.

In Canada, OSFI has announced that it (i) will be proposing a method for evaluating stand-alone capital adequacy for operating life insurance companies, such as MLI, (ii) is considering updating its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and (iii) is reviewing the use of internally-modeled capital requirements for segregated fund guarantees. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

Currency Translation Risk

A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen.  We also invest a substantial portion of our shareholders' equity in non-Canadian dollar denominated assets.  Our financial results are reported in Canadian dollars.  In the recent quarter, the Canadian dollar has continued to strengthen relative to these non-Canadian currencies, particularly the U.S. dollar, causing the translated value of reported earnings from these non-Canadian dollar denominated businesses to decrease and the translated value of our reported shareholders' equity to decline.  To the extent these exchange rates persist or the Canadian dollar continues to strengthen, there would be downward pressure on the translated value of reported earnings from those non-Canadian dollar denominated businesses.  Exchange rate fluctuations are beyond our control and can be significant.

CRITICAL ACCOUNTING AND ACTUARIAL POLICIES

Manulife Financial Corporation – 2009 Q3 Report

Accounting Policies
Our significant accounting policies are described in note 1 of the annual consolidated financial statements on pages 58 to 61 of our 2008 Annual Report. Certain of these policies are recognized as critical as they determine the accounting in core areas of the business, require the use of estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities (“VIEs”), determination of pension and other post-employment obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described in pages 37 to 43 of our 2008 Annual Report. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.  Updates to the determination of sensitivity of policy liabilities to changes in asset related assumptions and the results of the 2009 changes in actuarial policy liabilities are discussed below.

Sensitivity of Policy Liabilities to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after tax income to changes in asset return assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units. For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities.  Sensitivity of after tax income to changes in other policy liability assumptions has not changed materially from previous disclosure.

The impact on net income attributed to shareholders for these sensitivities is based on a starting point and business mix in place at that date, and assume that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the interaction between these factors, changes in actuarial assumptions, changes in business mix, effective tax rates, currency and other market variables.

Manulife Financial Corporation – 2009 Q3 Report

Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

	Increase (Decrease) in After-Tax Income
	2009 September 30		2008 December 31
(Canadian $ in millions)	increase	decrease	increase	decrease
Asset Related Assumptions Updated Quarterly
100 basis point parallel change in market interest rates (2)	1,600	(2,000)	1,100	(1,300)
10% change in public equity market values	(1)	(1,300)	(1)	(1,500)
10% change in other non fixed income market values	(1)	(700)	(1)	(600)

Asset Related Assumptions Updated Periodically in Valuation Basis Changes
100 basis point change in ultimate fixed income re-investment rates (3)	1,200	(1,700)	1,000	(1,300)
100 basis point change in future annual returns for equities (4)	800	(900)	1,100	(1,200)
100 basis point change in future annual returns for other non fixed income assets (5)	2,700	(2,900)	2,100	(2,300)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling (6)	(300)	(1)	(1)	(1)

(1)     Sensitivities not provided.

(2)   Changes in market interest rates reflect a change to the current market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. All interest rates are assumed to move in parallel (i.e., government bond rates, swap rates, corporate bond rates and other debt rates).

(3)    The long-term URRs are assumed to be changed, however starting interest rates are assumed to be current. Current URRs for risk free bonds in Canada are 2.4% per annum and 4.0% per annum for short and long-term bonds respectively, and in the U.S. are 2.2% per annum and 4.2% per annum for short and long-tem bonds respectively.

(4)    Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.

(5) Other non fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.

(6)   Volatility assumptions for public equities are based on long-term historic observed experience and are 16.55% per annum in Canada, 15.55% per annum in the U.S., 18.35% per annum in Japan and 34.3% per annum in Hong Kong.

The increase in the sensitivity to changes in market interest rates is primarily due to the impact of the current lower market interest rates on liabilities with minimum interest guarantees and changes in lapse assumptions.  Under Canadian GAAP, we must test a number of prescribed interest scenarios. The interest scenario we have adopted uses the structure of the prescribed scenario that currently produces the highest policy liability, which is a gradual decline in market interest rates from current market levels to lower assumed ultimate re-investment rates over 20 years, with additional prudence introduced through use of lower ultimate re-investment rates than the maximum levels permitted.  The decrease in sensitivity to public equity market values reflects the impact of significantly improved equity markets in 2009, which has both reduced the liability for existing segregated fund guarantees and reduced the sensitivity of this liability to changes in equity market levels.  Additional sensitivity reduction resulted from the increase in the amount of business that is hedged.  Sensitivity to other non fixed income assets has increased from 2008 due to additional acquisitions of non fixed income assets in 2009 in support of the Company’s long-term investment strategy and the inclusion of the impact of future income taxes.

Manulife Financial Corporation – 2009 Q3 Report

Review of Actuarial Methods and Assumptions
The comprehensive 2009 review of valuation methods and assumptions was completed in the third quarter of 2009. In previous years, the review was completed in the fourth quarter.

The 2009 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $1,064 million in the third quarter. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributed to shareholders of $783 million after tax. Year-to-date, the net increase in policy liabilities from valuation method and assumptions reviews is $1,562 million, with an after tax decrease of $1,139 million in net income attributed to shareholders.

Manulife Financial Corporation – 2009 Q3 Report

Impact of 2009 Q3 Changes in Assumptions and Methodology (by category)
(Canadian $ in millions)

Assumption	Policy Liabilities Increase (Decrease)	Post-tax Shareholders’ Income Increase (Decrease)	Description (pre-tax reserve impact)
Mortality / morbidity	$392	$(260)
Driven by increases due to impact from higher projected net long-term care claims costs. Partially offsetting these increases were reductions from mortality releases in Japan and the Reinsurance Division.

Lapses and other policyholder behaviour	1,245	(829)
Pre-tax $624 (post tax $469) of the increase is attributed to the lapse modeling for variable annuities in the U.S. and Japan to better reflect emerging recent surrender experience on policies that are in-the-money.  The balance is due to strengthening of policy liabilities for lowering of expected termination rates for a number of long duration protection businesses, most notably life insurance in Japan, U.S. and Canada, and U.S. Group Long-Term Care.

Expense	(119)	87
This is attributed to reductions in investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses primarily in U.S. Fixed Annuities.

Investment returns	(314)	126
There was a material release from the refinement to the modeling of future investment and re-investment strategies in a number of businesses, most materially Long-Term Care.  Offsetting these releases were increases in policy liabilities to reflect a net reduction in ultimate re-investment rates for shorter term investments and updating equity assumptions in the stochastic parameters for variable annuity business.

Other valuation model methodology and model refinements	(140)	93
A number of business specific modeling refinements were made to improve the projection of future cash flows on in-force business, resulting in a net decrease in policy liabilities. These were partially offset by a net increase from harmonizing the modeling of certain asset related items across businesses.

Total	$1,064	$(783)

Manulife Financial Corporation – 2009 Q3 Report

Impact of 2009 Q1 and Q2 Changes in Assumptions and Methodology (by category)

(Canadian $ in millions)
Assumption	Policy Liabilities Increase (Decrease)	Post-tax Shareholders’ Income Increase (Decrease)	Description (pre-tax reserve impact)
Mortality / morbidity	$80	$(52)	Increase related to impact of assumed future Long-Term Care experience.
Lapses and other policyholder behaviour	178	(178)	Pre-tax $182 increase from updates to Japan variable annuity partial withdrawal assumption.
Expense	(19)	13
Investment returns	(12)	9
Other valuation model methodology and model refinements	271	(148)	Pre-tax $221 increase from refinements to segregated fund guarantee reserve methodology.
Total	$498	$(356)

Goodwill
Goodwill is tested at least annually for impairment. Goodwill impairment testing will reflect the plans related to the repositioning of our variable annuity business.  Any potential impairment of goodwill, which could be material, is identified by comparing the estimated fair value of a reporting unit to its carrying value.

Accounting Adjustment

During the first quarter of 2009, the Company identified errors originating primarily from periods prior to our purchase of John Hancock.  The result of these errors included an understatement of policy liabilities of $182 million, approximately half of which should have been recorded at the April 2004 purchase date and the other half should have been recorded subsequently.  In addition, there was a net understatement of future income tax liabilities of $47 million, which includes amounts relating mostly to periods prior to acquisition, partially offset by the future taxes related to the amounts described above. Because these errors are not material to the financial statements for prior years, but correcting them in the first quarter would have materially distorted that quarter’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $229 million.

Accounting Changes

There have not been any significant changes to our accounting policies in 2009.

Future Changes in Accounting Policy

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is currently assessing the first time adoption and transitional options under IFRS. No IFRS accounting policy decisions or elections have been finalized to date and, until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined.

Manulife Financial Corporation – 2009 Q3 Report

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011.  Therefore, upon initial adoption of IFRS the Company will continue to measure insurance liabilities using the Canadian Asset Liability Method (“CALM”).   Under CALM, the measurement of actuarial liabilities is based on the carrying value of assets required to support those liabilities.  Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in reserves and therefore is not expected to have a material impact on net income.

Our transition status is currently on-track in accordance with our overall implementation plan.

Based on the analysis performed to date, we do not expect significant impacts to the financial statements upon adoption of IFRS in 2011.  Some presentation differences will arise as we expect additional assets and liabilities from off-balance sheet investments to be consolidated and reinsurance balances will be presented on a gross basis.  Minor measurement differences are expected to arise for:  products that do not meet the definition of insurance; certain invested assets including real estate, agricultural assets and leveraged leases; and for certain hedge relationships. In addition, certain changes to tax accounting, including the tax effects of the above noted changes, are expected to arise.  We are currently evaluating the potential financial statement impact of these and other accounting differences.

As mentioned above, the IFRS standard for insurance contracts is currently being developed.  We do not expect that it will become effective, and therefore adopted, until at least 2013.  Depending on the requirements of the final standard, its adoption could have a material adverse effect on the Company’s reported financial results or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

Disclosure about Financial Instruments

In June 2009, the CICA adopted the amendments to IFRS 7 “Financial Instruments: Disclosures”, issued in March 2009. The amendments were incorporated into Section 3862 “Financial Instruments – Disclosures”, and introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments will be effective for the Company’s December 31, 2009 financial statements.

Impairment and Classification of Financial Assets

In August 2009, the CICA issued amended Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3025 “Impaired Loans” to reduce differences with IFRS. The amendments remove the distinction between debt securities and other debt instruments for purposes of categorization, allowing debt securities not quoted in an active market to be categorized as loans and receivables and measured at amortized cost.  Loans and receivables expected to be sold immediately or in the near term will be classified as trading, and loans and receivables for which the Company may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as AFS. Impairments for debt securities classified as loans will be assessed and recorded using the incurred credit loss model of Section 3025. The amendments require reversal of impairment losses on debt instruments classified as AFS when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. These amendments will be effective for the Company’s December 31, 2009 financial statements and will require retroactive application to January 1, 2009. The impact of adopting these amendments is being assessed.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs.  Note 18 of the annual consolidated financial statements on pages 89 to 91 of our 2008 Annual Report describes the entities with which the Company has significant

Manulife Financial Corporation – 2009 Q3 Report

relationships. There were no significant changes to these relationships during the nine months ended September 30, 2009.

COMMITMENTS AND CONTINGENCIES

Legal Proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings.  The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries.  The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.  The Company is not currently aware that any other regulatory body is considering commencing proceedings based on the Company’s disclosure obligations.  However, there can be no assurance that additional regulatory proceedings will not be commenced in the future.

Proposed class action law suits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations.  The Company may become subject to other similar law suits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

Tax Related Contingency

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the nine months ended September 30, 2009, we recorded additional charges of US$170 million after tax related to these investments. We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$276 million as at September 30, 2009.

Manulife Financial Corporation – 2009 Q3 Report

Changes in Internal Control over Financial Reporting
During the nine months ended September 30, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Sept 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007
Revenue
Premium income
Life and health insurance (1)	$3,601	$3,591	$4,278	$4,460	$4,017	$3,865	$3,679	$3,795
Annuities and pensions	1,922	2,129	2,694	2,562	1,841	1,507	1,321	1,504
Total premium income	$5,523	$5,720	$6,972	$7,022	$5,858	$5,372	$5,000	$5,299
Investment income	2,082	2,061	1,837	1,786	1,750	2,230	2,328	2,412
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes (2)	4,661	2,145	(2,103)	1,519	(3,150)	(1,462)	(703)	1,163
Other revenue	1,486	1,459	1,293	1,323	1,369	1,418	1,343	1,404
Total revenue	$13,752	$11,385	$7,999	$11,650	$5,827	$7,558	$7,968	$10,278
Income (loss) before income taxes	$(701)	$1,695	$(2,127)	$(2,596)	$677	$1,345	$1,151	$1,358
Income tax recovery (expense)	563	89	1,056	727	(170)	(347)	(290)	(284)
Net income (loss)	$(138)	$1,784	$(1,071)	$(1,869)	$507	$998	$861	$1,074
Net income (loss) available to shareholders	$(172)	$1,774	$(1,068)	$(1,870)	$510	$1,008	$869	$1,144

Basic earnings (loss) per common share	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.34	$0.67	$0.57	$0.76
Diluted earnings (loss) per common share	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.33	$0.66	$0.57	$0.75
Segregated funds deposits	$6,091	$7,391	$8,259	$8,847	$7,689	$8,472	$9,197	$9,043
Total assets – general fund	$208,075	$207,768	$214,055	$211,025	$181,914	$180,071	$182,153	$176,458
Segregated funds net assets	$188,148	$178,161	$164,464	$165,380	$166,098	$176,395	$175,248	$175,544

Weighted average common shares (in millions)	1,615	1,611	1,610	1,519	1,492	1,497	1,498	1,502
Diluted weighted average common shares (in millions)	1,615	1,616	1,610	1,519	1,503	1,508	1,509	1,515
Dividends per common share	$0.13	$0.26	$0.26	$0.26	$0.26	$0.24	$0.24	$0.24
CDN$ to $1US – Balance Sheet	1.0722	1.1625	1.2602	1.2246	1.0599	1.0186	1.0279	0.9881
CDN$ to $1US – Statement of Operations	1.0979	1.1668	1.2456	1.2118	1.0411	1.0101	1.0042	0.9810

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)
For fixed income assets supporting policy liabilities, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

Manulife Financial Corporation – 2009 Q3 Report

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after December 21, 2009 to shareholders of record at the close of business on November 17, 2009.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2009 to shareholders of record at the close of business on November 17, 2009.

•	Class A Shares Series 1 – $0.25625 per share
•	Class A Shares Series 2 – $0.29063 per share
•	Class A Shares Series 3 – $0.28125 per share
•	Class A Shares Series 4 – $0.4125 per share
•	Class 1 Shares Series 1 – $0.35 per share

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Normalized Earnings, Adjusted Earnings from Operations, Return on Common Shareholders’ Equity; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

In our second quarter report in the section entitled “Normalized Earnings”, the Company estimated Normalized Earnings for the third and fourth quarters in 2009 and all quarters in 2010, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations” above.   In this report, we have compared our estimate of normalized earnings with the adjusted earnings from operations for the third quarter excluding specified items that were excluded in arriving at our estimate of normalized earnings.  The Company believes these measures are useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents are part of premiums and deposits.  The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  total equity

Manulife Financial Corporation – 2009 Q3 Report

excluding Accumulated Other Comprehensive Income (Loss) on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and capital instruments excluding $550 million of subordinated debentures issued to Manulife Finance (Delaware) LLC.

Sales are measured according to product type.
(i)  For total individual insurance, sales include 100 per cent of new annualized premiums and 10 percent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.
(ii)  For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
(iii) For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; segregated fund products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.
(iv) For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total  sales include both new regular and single premiums and deposits.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2008.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect of our estimated adjusted earnings from operations referred to above under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations”.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to implement effective hedging strategies; the ability to maintain the Company’s reputation; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public

Manulife Financial Corporation – 2009 Q3 Report

infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$436.5 billion (US$407.1 billion) as at September 30, 2009. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Manulife Financial Corporation – 2009 Q3 Report

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	September 30
	2009	2008	% Change

Net income (loss)	$(138)	$507	-
Net income (loss) attributed to participating policyholders	34	(3)	-
Net income (loss) attributed to shareholders	$(172)	$510	-
Preferred share dividends	(21)	(7)	200
Net income (loss) available to common shareholders	$(193)	$503	-

Premiums and deposits:
Life and health insurance premiums 1	$3,601	$4,017	(10)
Annuity and pension premiums excluding variable annuities	1,758	1,157	52
Segregated fund deposits excluding variable annuities	4,370	4,367	-
Mutual fund deposits	2,118	2,173	(3)
Institutional advisory account deposits	758	1,646	(54)
ASO premium equivalents	635	601	6
Group Benefits ceded 1	909	-	-
Other fund deposits	204	123	66
Premiums and deposits excluding variable annuities	$14,353	$14,084	2
Variable annuities premium and deposits	1,885	4,006	(53)
Total premiums and deposits	$16,238	$18,090	(10)

Funds under management:
General fund	$188,465	$165,163	14
Segregated funds	187,582	165,488	13
Mutual funds	32,310	28,213	15
Institutional advisory accounts	21,235	20,304	5
Other funds	6,952	6,112	14
Total funds under management	$436,544	$385,280	13

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,043	$3,043	33
Non-controlling interest in subsidiaries	216	167	29
Equity
Participating policyholders' equity	103	61	69
Shareholders' equity
Preferred shares	1,419	638	122
Common shares	16,444	13,943	18
Contributed surplus	176	156	13
Retained earnings 2	12,289	15,116	(19)
Accumulated other comprehensive income (loss) on AFS securities and translation of net foreign operations	(3,950)	(4,868)	(19)
Total capital	$30,740	$28,256	9

Selected key performance measures:
Basic earnings (loss) per common share	$(0.12)	$0.34
Diluted earnings (loss) per common share	$(0.12)	$0.33
Return on common shareholders' equity (annualized) 3	(3.0)%	8.2%
Book value per common share	$15.30	$16.26
Common shares outstanding (in millions)
End of period	1,623	1,492
Weighted average - basic	1,615	1,492
Weighted average - diluted	1,615	1,503

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

2 Opening retained earnings at January 1, 2008 have been reduced by $229 relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

3 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	September 30
	2009	2008
Revenue
Premium income 1	$5,523	$5,858
Investment income
Investment income	2,082	1,750
Realized/ unrealized gain (losses) on assets supporting policy liabilities and consumer notes	4,661	(3,150)
Other revenue	1,486	1,369
Total revenue	$13,752	$5,827
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims 1	$1,026	$1,653
Maturity and surrender benefits	1,339	1,841
Annuity payments	749	744
Policyholder dividends and experience rating refunds	344	392
Net transfers to segregated funds	449	377
Change in actuarial liabilities 2	8,094	(2,303)
General expenses	883	899
Investment expenses	236	231
Commissions	999	1,008
Interest expense	279	237
Premium taxes	71	68
Non-controlling interest in subsidiaries	(16)	3
Total policy benefits and expenses	$14,453	$5,150
Income (loss) before income taxes	$(701)	$677
Income tax recovery (expense)	563	(170)
Net income (loss)	$(138)	$507
Net income (loss) attributed to participating policyholders	34	(3)
Net income (loss) attributed to shareholders	$(172)	$510
Preferred share dividends	(21)	(7)
Net income (loss) available to common shareholders	$(193)	$503

Basic earnings (loss) per common share	$(0.12)	$0.34
Diluted earnings (loss) per common share	$(0.12)	$0.33

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business.
2 Includes impact of scheduled maturities in John Hancock Fixed Products institutional annuity contracts of $0.2 billion in Q3 2009 and $0.6 billion in Q3 2008.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at September 30
Assets	2009	1	2008 1
Invested assets
Cash and short-term securities	$19,462		$11,626
Securities
Bonds	84,053		72,101
Stocks	10,437		9,431
Loans
Mortgages	30,718		28,948
Private placements	23,149		23,489
Policy loans	6,666		6,408
Bank loans	2,470		2,285
Real estate	5,989		5,628
Other investments	5,521		5,247
Total invested assets	$188,465		$165,163
Other assets
Accrued investment income	$1,628		$1,590
Outstanding premiums	753		763
Goodwill	7,252		7,078
Intangible assets	2,036		1,869
Derivatives	4,388		2,379
Miscellaneous	3,553		3,072
Total other assets	$19,610		$16,751
Total assets	$208,075		$181,914
Segregated funds net assets	$188,148		$166,098

Liabilities and equity
Policy liabilities	$144,201		$126,653
Deferred realized net gains	108		106
Bank deposits	15,295		11,030
Consumer notes	1,345		1,690
Long-term debt	4,303		2,247
Future income tax liability	989		2,527
Derivatives	3,274		2,264
Other liabilities	7,396		6,696
	$176,911		$153,213

Liabilities for preferred shares and capital instruments	4,593		3,578
Non-controlling interest in subsidiaries	216		167

Equity
Participating policyholders' equity	103		61
Shareholders' equity
Preferred shares	1,419		638
Common shares	16,444		13,943
Contributed surplus	176		156
Retained earnings	12,289		15,116
Accumulated other comprehensive loss	(4,076)		(4,958)
Total equity	$26,355		$24,956
Total liabilities and equity	$208,075		$181,914
Segregated funds net liabilities	$188,148		$166,098
1 Opening retained earnings at January 1, 2008 have been reduced by $229 relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended September 30, 2009
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums excluding variable annuities1	$ 1,722	$ 1,200	$ 1,135	$ 1,035	$ 267	$ -	$ 5,359
Segregated fund deposits excluding variable annuities	298	3,111	515	446	-	-	4,370
Mutual fund deposits	-	1,807	114	197	-	-	2,118
Institutional advisory account deposits	-	-	-	-	-	758	758
ASO premium equivalents	-	-	635	-	-	-	635
Group Benefits ceded 1	-	-	909	-	-	-	909
Other fund deposits	-	204	-	-	-	-	204
Variable annuities premiums and deposits	-	847	767	271	-	-	1,885
Total	$ 2,020	$ 7,169	$ 4,075	$ 1,949	$ 267	$ 758	$ 16,238

Net income (loss)	$ (601)	$ 593	$ 141	$ 423	$ 65	$ (759)	$ (138)

Funds under management	As at September 30, 2009
General fund	$ 55,748	$ 36,844	$ 59,639	$ 25,775	$ 2,745	$ 7,714	$ 188,465
Segregated funds	10,548	112,213	34,869	27,409	-	2,543	187,582
Mutual funds	-	24,028	6,571	1,711	-	-	32,310
Institutional advisory accounts	-	-	-	-	-	21,235	21,235
Other funds	-	3,447	-	3,505	-	-	6,952
Total	$ 66,296	$ 176,532	$ 101,079	$ 58,400	$ 2,745	$ 31,492	$ 436,544

	For the quarter ended September 30, 2008
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums excluding variable annuities	$ 1,479	$ 911	$ 1,669	$ 843	$ 272	$ -	$ 5,174
Segregated fund deposits excluding variable annuities	363	3,117	432	455	-	-	4,367
Mutual fund deposits	-	2,042	104	27	-	-	2,173
Institutional advisory account deposits	-	-	-	-	-	1,646	1,646
ASO premium equivalents	-	-	601	-	-	-	601
Other fund deposits	-	123	-	-	-	-	123
Variable annuities premiums and deposits	-	2,174	988	844	-	-	4,006
Total	$ 1,842	$ 8,367	$ 3,794	$ 2,169	$ 272	$ 1,646	$ 18,090

Net income (loss)	$ 311	$ (27)	$ 112	$ 214	$ 49	$ (152)	$ 507

Funds under management	As at September 30, 2008
General fund	$ 49,462	$ 35,156	$ 51,563	$ 17,469	$ 2,623	$ 8,890	$ 165,163
Segregated funds	10,439	101,301	29,851	21,260	-	2,637	165,488
Institutional advisory accounts	-	-	-	-	-	20,304	20,304
Mutual funds	-	24,152	2,786	1,275	-	-	28,213
Other funds	-	3,482	-	2,630	-	-	6,112
Total	$ 59,901	$ 164,091	$ 84,200	$ 42,634	$ 2,623	$ 31,831	$ 385,280

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.